UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 22nd ORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON MAY 28, 2020

1. DATE, TIME AND PLACE: May 28, 2020, at 11:00 a.m., exclusively on a virtual format through electronic platform made available by Telefônica Brasil S.A. (“Company”), in accordance with the Material Fact and amendment to the Call Notice announced by the Company to shareholders on May 19, 2020, being considered held at the Company's headquarters, at Avenida Engenheiro Luiz Carlos Berrini, 1376, Bairro Cidade Monções, in São Paulo/SP, pursuant to paragraph 3º, article 4º, of CVM Instruction 481/09, as amended (“ICVM 481”).

2. CALL NOTICE: Notice published on Diário Oficial do Estado de São Paulo, on the editions of April 24, 25 and 28, 2020, pages 34, 43 and 109, respectively, and on Valor Econômico newspaper, on the editions of April 24, 25/26/27 and 28, 2020, pages B9, B5 and B3, respectively, and amendment dated May 19, 2020 published on Diário Oficial do Estado de São Paulo, on the editions of May 20, 23 and 27, 2020, pages 30, 55, 92 and on Valor Econômico newspaper, on the editions of May 20, 21 and 22, 2020, pages C5, B7, A10, respectively.

3. PUBLICATIONS: The Company's financial statements, accompanied by the management report, the independent auditors' report and the opinion of the Board of Directors, Audit and Control Committee, Fiscal Council, for the fiscal year ended on December 31, 2019, were published in full in the newspapers Diário Oficial do Estado de São Paulo, on pages 20 to 43 of the February 19, 2020 edition, and in Valor Econômico, on pages A15 to A26 of the February 19, 2020 edition. All documents related to matters to be resolved at this Meeting, pursuant to the terms of ICVM 481, were made available to shareholders on the Company's websites (www.telefonica.com.br/ri), of the Securities and Exchange Commission - CVM (www.cvm.gov.br) and B3 SA - Brasil, Bolsa, Balcão (www.b3.com.br).

4. ATTENDANCE: Pursuant to ICVM Instruction 481, this Meeting was held exclusively on a virtual format through the electronic platform made available by the Company, in accordance with the Material Fact and amendment to the call notice announced by the Company to shareholders on May 19, 2020. Accordingly, attended remotely, on first call, shareholders representing approximately 95.33% of the common shares, which appear in the Attendance Book nº 003 and considering the valid remote voting ballots received through Banco Bradesco S.A., as the bookkeeper of the Company’s shares and also directly by the Company, pursuant the terms of ICVM 481, according to the consolidated synthetic voting map released on May 27, 2020 (“Consolidated Map”). Therefore, the legal quorum was verified for the installation of this Meeting and for the deliberation of the matters included in the agenda.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 22nd ORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON MAY 28, 2020

Also, were present shareholders representing approximately 35.13% of preferred shares, considering shareholders present digitally and remote voting ballots.

Also present, Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Director; Messrs. Flávio Stamm, Charles Edwards Allen and Cremênio Medola Netto, members of the Fiscal Board; Mr. Carlos Cesar Mazur, Company’s Accountant, and Mr. Sergio Eduardo Zamora, representing PricewaterhouseCoopers Auditores Independentes.

5. PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – Chairman and Carolina Simões Cardoso – Secretary.

6. AGENDA:

1.     Examine the management’s accounts, analyze, discuss and vote on the Company’s Financial Statements, alongside with the Management Report, Independent Auditors’ Report and Fiscal Council Opinion related to the fiscal year ended on December 31, 2019;

2.     Resolve on the Company’s proposal for capital budget for the fiscal year ending December 31, 2020, pursuant to Article 196 of Law 6,404/76, as amended (“Corporations Law”);

3.     Resolve on the net income allocation for the fiscal year ended December 31, 2019 and on the distribution of dividends to the shareholders of the Company;

4.     Ratify the election of the director elected at the Board of Directors' Meeting held on June 10, 2019, under the terms of the Corporations Law;

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 22nd ORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON MAY 28, 2020

5.     Ratify the election of the director elected at the Board of Directors' Meeting held on February 21, 2020, under the terms of the Corporations Law;

6.     Elect the members of the Fiscal Board for a new term; and

7.     Set the amount of the global annual remuneration for the management and members of the Fiscal Board for the fiscal year 2020.

7. RESOLUTIONS:

The Chairman of the meeting informed that the relevant documentation was available to shareholders. The attending shareholders accepted the exemption from reading the documents, as they are fully known to everyone, as well as the Consolidated Voting Map disclosed to the market, which was available for consultation.

After examination and discussion of the items on the agenda, the following deliberations were taken, disregarding those legally prevented from the voting base:

1.     Examine the management’s accounts, analyze, discuss and vote on the Company’s Financial Statements, alongside with the Management Report, Independent Auditors’ Report and Fiscal Council Opinion related to the fiscal year ended on December 31, 2019.

The matter was approved by unanimous vote of the shareholders holding common shares present, recorded the abstentions (according to the final voting map in Annex A).

2.     Resolve on the Company’s proposal for capital budget for the fiscal year ending December 31, 2020, pursuant to Article 196 of Corporations Law.

Holders of common shares who attended the Meeting approved the matter unanimously, recorded the abstentions (according to final voting map in the Annex A), as of the Management’s Proposal published on the websites of Comissão de Valores Mobiliários – CVM, of B3 – Brasil, Bolsa e Balcão and of the Company.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 22nd ORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON MAY 28, 2020

3.     Resolve on the net income allocation for the fiscal year ended December 31, 2019 and on the distribution of dividends to the shareholders of the Company.

Holders of common shares who attended the Meeting approved the matter unanimously, recorded the abstentions (according to final voting map in the Annex A), as of the Management’s Proposal published on the websites of Comissão de Valores Mobiliários – CVM, of B3 – Brasil, Bolsa e Balcão and of the Company, with the following destination:

  Net Income for the Year: R$5,001,014,143.91.
    Appropriations: (i) legal reserve in the amount of R$250,050,707.20 and (ii) reserve for non-distributable tax incentives in the amount of R$18,165,561.93.
  Adjusted net income: R$4,732,797,874.78.
  Discounts to adjusted net income: interest on capital already approved in the year, in the amount of R$3,588,000,000.00.
  Remaining non-destined net income: R$1,144,797,874.78.
    Adding: (i) reversal of the special reserve for expansion and modernization of 2019 (R$1,700,000,000.00); and (ii) Prescribed dividend and Interest on Equity (R$82,897,609.73); and
    Subtracting: actuarial losses recognized and the effect of the limitation of the assets of the surplus plans, net of tributes (R$132,120,143.72).
  Income available for distribution: R$2,795,575,340.79.
  Special Reserve for expansion and modernization of 2020: R$600,000,000.00.

The balance of R$2,195,575,340.79 is allocated to the distribution of dividends to the holders of common and preferred shares registered in the Company's records at the end of May 28, 2020, after which the shares will be considered "ex-dividends".

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 22nd ORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON MAY 28, 2020

Both the payment of interim dividends and interest on capital declared ad referendum of the Meeting and the dividends declared herein shall occur before the end of 2020, in specific dates to be defined by the Board and communicated to the market.

4.     Ratify the election of the director elected at the Board of Directors' Meeting held on June 10, 2019, under the terms of the Corporations Law.

Holders of common shares who attended the Meeting approved unanimously, recorded the abstentions (according to final voting map in the Annex A), the ratification of the election of the Company's Board Member, Mrs. Claudia Maria Costin, Brazilian, married, administrator, holder of Identity Card nº 27.947.434-0 issued by DETRAN/RJ, registered with the CPF under nº 006.288.028-46, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Av. Eng. Luiz Carlos Berrini, nº 1376, Bairro Cidade Monções, CEP 04571-936, elected by the Board of Directors, in a meeting held in June 10, 2019, for a term that started on June 10, 2019 and should extend until the date of the Annual General Meeting to be held in 2022, under the terms of the Brazilian Corporation Law.

The board member was invested in her position at the time of her election by the Board of Directors, by signing a term of investiture and declaration of disengagement, whereby the board member declared that she was not involved in the legal impediments to the exercise of the position, pursuant to paragraph 4 of article 147 of the Brazilian Corporation Law and CVM Instruction 367/2002 (“ICVM 367”), which are filed at the Company's headquarters and registered with the Commercial Registry of the State of São Paulo.

5.     Ratify the election of the director elected at the Board of Directors' Meeting held on February 21, 2020, under the terms of the Corporations Law

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 22nd ORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON MAY 28, 2020

Holders of common shares who attended the Meeting approved by majority of votes, recorded the contrary votes and the abstentions (according to final voting map in the Annex A), the ratification of the election of the Company's Board Member, Mr. Juan Carlos Ros Brugueras, Spanish, married, lawyer, holder of Passport nº AAE087058, registered with CPF under nº 817.483.020-00, resident and domiciled in Madrid, Spain, with address at Calle Antonio Perez, nº 26, in the City of Madrid, Spain, 28002, elected by the Board of Directors in a meeting held on February 21, 2020, for a term that began on February 21, 2020 and should extend until the date of the Annual General Meeting to be held in 2022, pursuant to Brazilian Corporate Law.

The Director was invested in his position at the time of his election by the Board of Directors, by signing a term of investiture and declaration of disengagement, whereby the director declared that he was not involved in the legal impediments to the exercise of the position, pursuant to paragraph 4 of article 147 of the Brazilian Corporation Law and ICVM 367, which are filed at the Company's headquarters and registered with the Commercial Registry of the State of São Paulo. In addition, the board member appointed an attorney in Brazil pursuant to paragraph 2 of article 146 of the Brazilian Corporation Law, considering that he is resident and domiciled abroad, being the document filed at the Company's headquarters.

6.     Elect the members of the Fiscal Board for a new term.

(i) The Company’s Fiscal Board members were elected unanimously, considering the votes of the holders of common shares, registered the abstentions (according to final voting map in the Annex A), under the indication of the controlling shareholders SP Telecomunicações Participações Ltda., Telefónica Latinoamérica Holding, S.L., Telefónica S.A. and Telefónica Chile S.A., following the presentation of their respective curricula, as effective members: Mr. Cremênio Medola Netto, Brazilian, married, economist, holder of the Identity Card No. 3.590.896-8 SSP/SP, enrolled with the CPF/MF under no. 026.676.068-68, resident and domiciled in the City of Atibaia, State of São Paulo, at Rua Araras, 235, Jardim Flamboyant, CEP 12946-843; Mr. Charles Edwards Allen, Brazilian, single, economist, holder of the Identity Card No. 4.730.628 SSP/SP, enrolled with CPF/MF under No. 669.820.148-00, resident and domiciled in the City of São Paulo, São Paulo, at Rua João Álvares Soares, 1555, apto. 151, Campo Belo, CEP 04609-004; and their respective alternates, Mr. Juarez Rosa da Silva, Brazilian, married, accountant, holder of the Identity Card No. 3011229915 - SSP/RS, enrolled with CPF/MF under No. 185.813.400-59, resident and domiciled at City of Canoas, State of Rio Grande do Sul, at Rua Edgar Fritz Muller, 137 - Rio Branco Neighborhood; Mr. Stael Prata Silva Filho, Brazilian, married, business administrator, holder of the Identity Card No.  4.650.496-5 SSP/SP, enrolled with the CPF/MF under No. 374.378.958-20, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Jesuíno Arruda, nº 499, apto. 91, Itaim Bibi, for a term beginning on this date and which will end on the date of the Ordinary Shareholders’ Meeting to be held in 2021.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 22nd ORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON MAY 28, 2020

(ii) The Chairman of the Shareholders' Meeting then proceeded to the separate election of the holders of preferred shares to the Fiscal Board, stating that the controlling shareholders would not participate in such voting, under the terms of the Brazilian Corporate Law.

In the separate voting, the following candidates were indicated:

•        For the role of effective Member of the Fiscal Board, Mr. Flávio Stamm, Brazilian, married, business administrator, holder of the Identity Card No. 12.317.859 SSP/SP, enrolled with CPF/MF under No. 048.241.708-00, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Patápio Silva, nº 223, apto. 32, CEP 05436-010; and, as his respective alternate, Mr. Gilberto Lerio, Brazilian, divorced, accountant, holder of the Identity Card No.  4.370.494-3 SSP/SP, enrolled with the CPF/MF under No. 269.714.378-53, resident and domiciled in the City of São Paulo, State of São Paulo, at Av. Indianópolis, nº 860, CEP 04062-001, indicated by the shareholder Ms. Juliana Maia Vaz Santiago.

Ata da 15ª AGO e 37ª AGE (Fl. 7)

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 22nd ORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON MAY 28, 2020

•        For the role of effective Member of the Fiscal Board, Ms. Gabriela Soares Pedercini, Brazilian, married, electrical engineer, holder of the Identity Card No. MG-14.207.779, enrolled with the CPF/MF under No. 085.995.616-42, with business address in City of Belo Horizonte, State of Minas Gerais, at Av. dos Andradas, nº 3323, sala 501, Santa Tereza, CEP 31010-560 and, as her respective alternate, Mr. Alexandre Pedercini Issa, Brazilian, married, administrator, holder of the Identity Card No. MG-7.835.351, enrolled with CPF/MF under No. 054.113.616-05, business address in the City of Belo Horizonte, State of Minas Gerais, at Av. dos Andradas, nº 3323, sala 501, Santa Tereza, CEP 31010-560, indicated by the shareholder Hydrocenter - Válvulas Tubos e Conexões Ltda.

Therefore, were elected, by majority of votes, considering the votes of the holders of preferred shares, registered the abstentions (according to final Voting Map in the Annex A), the Fiscal Board members Gabriela Soares Pedercini and Alexandre Pedercini Issa, for a term beginning on this date and which will end on the date of the Ordinary Shareholders’ Meeting to be held in 2021.

The aforementioned members will be invested in their respective positions by signing the term of investiture and declaration of disengagement by means of which they will declare that they are not involved in the legal impediments to the exercise of the position of members of the Fiscal Council and will be in a position to sign the declarations of paragraph 4 of art. 147 of the Brazilian Corporation Law, which will be filed at the Company's headquarters (as per the declarations of Annex B and terms of investiture of Annex C).

7.     Define the amount of the global annual remuneration of the administrators and members of the Fiscal Board for fiscal year 2020.

(i)   Holders of common shares who attended the Meeting approved by unanimous vote, registered the abstentions (according to final voting map in the Annex A) the total annual compensation of directors and members of the Fiscal Board for the fiscal year 2020 in the amount of R$29,037,822.00, corresponding to an amount net of social charges owed by the employer (contribution to social security and FGTS) of R$23,663,078.51. The remuneration of the Directors shall be individualized by the Board of Directors as provided for in the Company's bylaws. It is recorded that the remuneration of the Fiscal Board Members in office shall not be less than 10% of the average remuneration attributed to each Director, as defined by the Brazilian Corporation Law.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 22nd ORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON MAY 28, 2020

8. VOTING MAP: In accordance with article 21, paragraph 6, of CVM Instruction No. 480/09, the voting map is signed by the President and by the Secretary of this Meeting, which is an integral part of this Minutes as Annex A, indicating how many approvals, rejections and abstentions each resolution has received, as well as the number of votes cast for each candidate for member of Fiscal Board.

9. CLOSING: There being no further matters to be discussed, the Chairman of the Meeting declared the Meeting closed, and the shareholders' representatives were informed of the drafting in the form of a summary of the events. It was also recorded that (i) the publication of the minutes shall be made with the omission of the shareholders' signature; and (ii) statements of vote were received by the Board and are filed at the Company's headquarters. The minutes were read, approved and signed by the Board, as well as by the shareholders identified below, and other mandatory members, pursuant to article 21-C, § 5º, and article 21-V, § 1º, both of ICVM 481. Board: (aa) Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting and Representing the Management; Carolina Simões Cardoso - Secretary of the Meeting. Shareholders: through the Remote Vote Form: CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; SIONNA SRTATEGIC INCOME FUND; MANAGED PENSION FUNDS LIMITED                                         NORGES BANK; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC;                                LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; BRANDES INSTITUTIONAL EQUITY TRUST; WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND; IVESCO FTSE RAFI EMERGING MARKETS ETF;

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 22nd ORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON MAY 28, 2020

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF;                    STICHTING PGGM DEPOSITARY; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF;                      JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FU;          JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; VANGUARD FUNDS PUBLIC LIMITED COMPANY; BRANDES GLOBAL OPPORTUNITIES FUND;                            SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL;          STATE STREET IRELAND UNIT TRUST; ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLES E M E; BRANDES GLOBAL EQUITY INCOME FUND;                                     FUNDAMENTAL LOW V I E M EQUITY; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; FTSE RAFI EMERGING INDEX NON-LENDABLE FUND; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF;                          FRANKLIN LIBERTYSHARES ICAV; ABERDEEN E. MARKETS EQUITY INCOME FUND. INC; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI;                    VANGUARD ESG INTERNATIONAL; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L; BRAM FIA IBRX ATIVO; BRADESCO FUNDO DE INVESTIMENTO EM ACOES SALUBRE; BRADESCO FUNDO DE INVESTIMENTO EM ACOES FPP RENDA VARIÁVEL; BRADESCO FUNPRESP FUNDO DE INVESTIMENTO; INSTITUTO ADV.DE JUBILACAO E ASSISTENCIA; BRADESCO MULTIPORTFOLIO FMP - FGTS CL; BRADESCO VIDA E PREVIDENCIA S/A; FUNDO DE INVESTIMENTO DE ACOES MEAIPE IB; BRAM FUNDO DE INVESTIMENTO EM ACOES IBOV; BRAM FUNDO DE INVESTIMENTO EM ACOES; BRAM FIA IBOVESPA ATIVO; BRADESCO FIA DIVIDENDOS; BRADESCO FIA SUPER ACAO; BRADESCO FIA MASTER PREVIDENCIA; BRADESCO FUNDO DE INVESTIMENTO EM ACOES ZINCO; BRADESCO FIM FUNDACAO AMAZONAS SUSTENTAV; FI EM ACOES ARUBA; BRADESCO PRIVATE FIA IBOVESPA ATIVO; BRADESCO H FI EM ACOES IBOVESPA; BRADESCO FUNDO MUTUO DE PRIVATIZACAO FGT; BRADESCO FIA IBRX MULTIPATROCINADO; BRADESCO H FIA SRI; BRAM H FI EM ACOES PASSIVO IBRX; BRAM H FI EM ACOES IBOVESPA GESTAO; BRADESCO FIA

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TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 22nd ORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON MAY 28, 2020

MASTER DIVIDENDOS; BRAM H FIA INSTITUCIONAL; PG PREV - SOCIEDADE DE PREVIDENCIA PRIVA; BRADESCO FIA EQUITIES; BRAM H FIA DIVIDENDOS; BRADESCO FIA MASTER IBRX; BRADESCO FIA MASTER IBOVESPA; FUNDO DE INVESTIMENTO EM ACOES IBOVESPA; BRADESCO FIA INDICE MOMENTO; BRADESCO H FI EM ACOES DIVIDENDOS; BRADSEG PARTICIPACOES S/A; BRADESCO SEGUROS S/A; BRADESCO FIA IBOVESPA PLUS; BRADESCO FIA INSTITUCIONAL IBRX ATIVO; AGORA ESMERALDA FUNDO DE INVESTIMENTO UM; BRADESCO FI EM ACOES IBX PLUS. Shareholders present through virtual platform: SP TELECOMUNICAÇÕES PARTICIPAÇÕES LTDA. (p.p. Carolina Simões Cardoso); TELEFÓNICA LATINOAMÉRICA HOLDING, S.L. (p.p. Carolina Simões Cardoso); TELEFÓNICA S.A. (p.p. Carolina Simões Cardoso); TELEFÓNICA CHILE S.A. (p.p. Carolina Simões Cardoso); FLAVIO STAMM; Juliana Maia Vaz Santiago (p.p. Flávio Stamm); ALEXANDRE PEDERCINI ISSA; HYDROCENTER – VÁLVULAS, TUBOS E CONEXÕES LTDA. (p. Alexandre Pedercini Issa). Others: Flávio Stamm – Fiscal Board Member; Cremênio Medola Netto – Fiscal Board Member; Charles Edwards Allen – Fiscal Board Member; Carlos Cesar Mazur – Company’ Accountant; Sergio Eduardo Zamora – PricewaterhouseCoopers Auditores Independentes.

I hereby certify that this is a faithful copy of the minutes of the 22nd Ordinary General Meeting held on May 28, 2020, drawn up in the Company's records.

________________________

Carolina Simões Cardoso

Secretary of the Meeting

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 22nd ORDINARY SHAREHOLDERS’ MEETING HELD ON MAY 28, 2020

Annex A - Final Voting Map

	APPROVE	REJECT	ABSTAIN
AT ORDINARY SHAREHOLDERS’ MEETING	Number of Shares ON	Number of Shares ON	Number of Shares ON
(1) Examine the management’s accounts, related to the fiscal year ended on December 31, 2019.	542,712,228	-	64,672
(2) Approve the proposal for capital budget for the fiscal year 2020	542,735,790	-	41,110
(3) Destine the fiscal year 2019 result and distribute dividends.	542,735,790	-	41,110
(4) ratify the election of the director elected at the Board of Directors' Meeting held on June 10, 2019	542,735,790	-	41,110
(5) ratify the election of the director elected at the Board of Directors' Meeting held on February 21, 2020	542,705,162	30,628	41,110
(6) elect the members of the Fiscal Board for a new term	See table bellow	See table bellow	See table bellow
(7) Set the amount of the global annual remuneration for the management and members of the Fiscal Board for the fiscal year 2020	542,735,790	-	41,110

Ata da 15ª AGO e 37ª AGE (Fl. 12)

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 22nd ORDINARY SHAREHOLDERS’ MEETING HELD ON MAY 28, 2020

ELECTION – FISCAL BOARD	CONFERRED VOTES		ABSTANTIONS
(6) Elect the Fiscal Board for a new term – indication of candidates to the Fiscal Board:
(i) Voting of two effective candidates and their respective alternates indicated by the controlling shareholders:
- Charles Edwards Allen (effective) and Stael Prata Silva Filho (alternate)	542,735,790	ON	41,110 ON
- Cremênio Medola Netto (effective) and Juarez Rosa da Silva (alternate)	542,735,790	ON	41,110 ON
(ii) Voting of a effective candidate and respective alternate separately by the preferred shareholders:
- Flavio Stamm (effective) and Gilberto Lério (alternate)	330,005	PN	5,488,514 PN
- Gabriela Soares Pedercini (effective) and Alexandre Pedercini Issa (alternate)	1,200,102	PN	5,488,514 PN

Board:

Breno Rodrigo Pacheco de Oliveira Chairman of the Meeting, representing the Management	Carolina Simões Cardoso Secretary

Ata da 15ª AGO e 37ª AGE (Fl. 13)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 28, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director